Exhibit 99.2

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the quarters ended June 30, 2013 and 2012

(RMB and US$ amounts expressed in thousands, except per share data)

	QTD June 30, 2013		QTD June 30, 2012
	RMB ‘000	US$ ‘000	RMB ‘000	US$ ‘000
Revenue	4,251,865	688,149	3,426,332	554,539
Cost of goods sold	(3,396,703)	(549,744)	(2,752,259)	(445,443)
Gross profit	855,162	138,405	674,073	109,096
Other operating income	36,588	5,922	11,649	1,885
Research and development costs	(115,874)	(18,754)	(95,265)	(15,418)
Selling, distribution and administrative costs	(442,118)	(71,555)	(380,370)	(61,561)
Operating profit	333,758	54,018	210,087	34,002
Finance costs	(39,597)	(6,409)	(62,152)	(10,059)
Share of profit of associates	112	18	910	147
Share of loss of joint ventures	(9,989)	(1,617)	(6,183)	(1,001)
Profit before tax	284,284	46,010	142,662	23,089
Income tax expense	(54,240)	(8,779)	(34,200)	(5,535)
Profit for the period	230,044	37,231	108,462	17,554
Attributable to:
Equity holders of the parent	166,280	26,912	67,121	10,863
Non-controlling interests	63,764	10,319	41,341	6,691
	230,044	37,231	108,462	17,554
Net earnings per common share	4.46	0.72	1.80	0.29
Unit sales	141,147		109,329

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the six months ended June 30, 2013 and 2012

(RMB and US$ amounts expressed in thousands, except per share data)

	YTD June 30, 2013		YTD June 30, 2012
	RMB ‘000	US$ ‘000	RMB ‘000	US$ ‘000
Revenue	8,095,545	1,310,234	7,108,309	1,150,454
Cost of goods sold	(6,463,099)	(1,046,029)	(5,654,826)	(915,213)
Gross profit	1,632,446	264,205	1,453,483	235,241
Other operating income	57,506	9,307	37,660	6,095
Research and development costs	(210,733)	(34,106)	(177,153)	(28,672)
Selling, distribution and administrative costs	(806,550)	(130,537)	(756,725)	(122,473)
Operating profit	672,669	108,869	557,265	90,191
Finance costs	(73,791)	(11,943)	(137,504)	(22,255)
Share of profit of associates	106	17	1,940	314
Share of loss of joint ventures	(25,747)	(4,167)	(22,882)	(3,703)
Profit before tax	573,237	92,776	398,819	64,547
Income tax expense	(110,646)	(17,908)	(74,453)	(12,050)
Profit for the period	462,591	74,868	324,366	52,497
Attributable to:
Equity holders of the parent	339,784	54,992	235,004	38,034
Non-controlling interests	122,807	19,876	89,362	14,463
	462,591	74,868	324,366	52,497
Net earnings per common share	9.12	1.48	6.31	1.02
Unit sales	271,891		241,026

CHINA YUCHAI INTERNATIONAL LIMITED

SELECTED UNAUDITED CONSOLIDATED BALANCE SHEET ITEMS

(RMB and US$ amounts expressed in thousands)

	As of June 30, 2013		As of December 31, 2012
	RMB ‘000	US$ ‘000	RMB ‘000
Cash and bank balances	3,981,040	644,317	3,156,999
Trade and bills receivables	6,921,148	1,120,162	6,591,736
Inventories	1,981,983	320,777	2,010,755
Current assets	13,492,778	2,183,757	12,480,452
Total assets	18,946,668	3,066,449	17,923,673
Trade and bills payables	5,040,649	815,811	4,587,358
Short-term and long-term interest bearing loans and borrowings	2,562,600	414,747	2,450,695
Equity attributable to equity holders of the parent	6,062,641	981,216	5,901,913

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